FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of November 19, 2003

TAG Oil Ltd

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: November 19, 2003	"Garth Johnson"
(Signature)

"Garth Johnson"
(Name)

Secretary/CFO
(Title)

For Immediate Release

11/19/03

TAG Oil Issues Report on New Zealand Gas Demand

Calgary, Alberta - November 19, 2003 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB:TAGOF) a prominent New Zealand gas explorer, announced the release of an in-depth study on New Zealand's tightening gas market. In a scenario reminiscent of North America's tightening gas market, the report, 'New Zealand Gas - Meeting the Challenge' examines the impacts of the country's escalating gas demands and its effects on the oil and gas exploration industry.

According to TAG Oil President Drew Cadenhead, "New Zealand is facing an energy predicament similar in many respects to that faced in North America: rising prices, dwindling supplies and increased consumption. The Maui field is the principal source of New Zealand's natural gas and like many of America's gas fields, it was discovered over thirty years ago and is now nearing depletion. With demand vastly outpacing supply, gas prices have jumped over 300%. It is an environment that lends itself well for junior explorers with good prospects."

According to the report, independent U.S. engineering group Netherland Sewell and Associates confirmed the giant Maui field, which had been supplying 80% of the New Zealand's oil and gas needs, is rapidly depleting. The New Zealand economy has created a 2% per year increase in electricity demand over the last decade and gas-fired electrical generation has increased 5% per year. Today, half of all gas produced in the country is used for electricity.

"The depletion of Maui comes at an inopportune time for New Zealand energy consumers but at a perfect time for explorers. Energy demand is forecasted to rise by 18% between now and 2025, and the economy will falter if new gas supplies are not found. Simply put, the country is one of the most lucrative regions in the world to explore." Cadenhead concluded.

'New Zealand Gas - Meeting the Challenge' presents a systematic, objective and comprehensive outlook of the New Zealand gas market. For the complete report please contact Drew Cadenhead, President and C.E.O., TAG Oil Ltd. 1+(403) 770-1934, or Garth Johnson, C.F.O. TAG Oil Ltd. 1+(604) 609-3351

This material may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.

For more information visit our website at www.tagoil.com.